FORM 4
[_]  Check box if no longer subject
     to Section 16. Form 4 or Form
     5 obligations may continue.
     See Instruction 1(b).


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
      1934, Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------

1. Name and Address of Reporting Person*

    Katz              Stephen
   (Last)             (First)           (Middle)

   20 East Sunrise Highway, Suite 200
               (Street)

   Valley Stream              NY          11581
      (City)                (State)       (Zip)
--------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Coin Bill Validator, Inc. -- CBVI
--------------------------------------------------------------------------------
3. IRS or Social Security           4. Statement for        5. If Amendment,
   Number of Reporting                 Month/Year              Date of Original
   Person (Voluntary)                    01/97                 (Month/Year)

--------------------------------------------------------------------------------
6.  Relationship of Reporting Person to Issuer
              (Check all applicable)
    [X] Director                      [X] 10% Owner
    [X] Officer (give title below)    [_] Other (specify
                                           below)
    VICE CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
    ------------------------------------------------------

7.  Individual or Joint/Group Filing
    (Check applicable line)
    [X] Form filed by one Reporting Person
    [_] Form filed by more than one Reporting Person
================================================================================

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
====================================================================================================================================
1. Title of Security    2. Trans-     3. Trans-       4. Securities Acquired          5. Amount of        6. Owner-     7. Nature
    (Instr. 3)             action        action           (A) or Disposed of (D)         Securities          ship          of In-
                           Date          Code            (Instr. 3, 4 and 5)             Beneficially        Form:         direct
                                         (Instr. 8)                                      Owned at            Direct        Bene-
                           (Month/                                                       End of              (D) or        ficial
                             Day/      ------------     --------------------------       Month               Indirect      Owner-
                             Year)       Code    V      Amount   (A) or      Price       (Instr. 3 and 4)    (I)           ship
                                                                 (D)                                         (Instr.4)     (Instr.4)
====================================================================================================================================
Common Stock,
 par value $.01             5/21/96        Z             1,000       D         -0-                           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
 par value $.01             6/24/96        Z             2,500       D         -0-                           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
 par value $.01             6/26/96        Z             9,700       D         -0-       492,020             D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
 par value $.01            12/13/96        Z            29,500       D         -0-       462,520             D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
 par value $.01              1/2/97        P            10,000       A       $70,000     472,520             D
====================================================================================================================================


*    If the Form is filed by more  than one Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report  on  a  separate line for each class of securities beneficially
          owned directly or indirectly.                                   (Over)
                            (Print or Type Responses)
SEC 1474 (8-92)

    TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
      OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

FORM 4
(CONTINUED)

            TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
               OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
                        OPTIONS, CONVERTIBLE SECURITIES)

==========================================================================================
1. Title of       2. Conver-        3. Trans-       4. Transac-         5. Number of
   Derivative        sion or           action          tion                Derivative
   Security          Exer-             Date            Code                Securities
   (Instr. 3)        cise             (Month/                              Acquired (A)
                     Price             Day/          (Instr. 8)            or Disposed
                     of                Year)                                 of (D)
                     Deriv-
                     ative                                             (Inst. 3, 4, and 5)
                     Security
------------------------------------------------------------------------------------------
                                                    Code      V          (A)          (D)
------------------------------------------------------------------------------------------
     --               --                 --          --       --          --           --

==========================================================================================

==============================================================================================================
6. Date Exer-      7. Title and Amount    8. Price        9. Number         10. Owner          11. Nature
   cisable and        of Underlying          of              of Deriv-          ship               of Indirect
   Expiration         Securities             Deriv-          ative              Form               Beneficial
   Date                                      ative           Secur-             of                 Ownership
  (Month/Day/        (Instr. 3 and 4)        Secur-          ities              Deri-
     Year)                                   ity             Bene-              vative            (Instr. 4)
                                           (Instr. 5)        ficially           Secu-
                                                             Owned              rity:
                                                             at End             Direct
                                                             of Month           (D) or
                                                                                Indi-
                                                            (Instr. 4)          rect (I)

                                                                               (Instr. 4)
--------------------------------------------------------------------------------------------------------------
                                 Amount
Date       Expi-                 or
Exer-      ration      Title     Number
cisable    Date                  of
                                 Shares
-------    -------     -----     ------

   --          --        --        --         --               --               --                    --

==============================================================================================================


Explanation of Responses:

Mr. Katz holds 462,520 common shares indicated in Table 1 solely as the voting trustee under a Voting Trust Agreement dated as of May 23, 1996 relating to such shares, and Mr. Katz disclaims beneficial ownership of such shares, as such. Mr. Katz is also a partner of a general partnership that is the beneficial owner of 200,000 common shares subject to the voting trust. The shares disposed of were withdrawn from the voting trust by, and distributed to, certain beneficiaries of the voting trust. On January 2, 1997, Mr. Katz acquired and beneficially owns, individually, and not as the voting trustee, 10,000 common shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).  **Signature of Reporting Person:

                /s/ Stephen Katz                           2/3/97
                ----------------                           ------
                    Stephen Katz                            Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (8-92)